VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax Sachin Kohli Sachin.Kohli@weil.com +1 212 310 8294

March 8, 2019

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Dow Inc.

Amendment No. 3 to Form 10-12B

Filed February 12, 2019

File No. 001-38646

Dear Ms. Ravitz:

On behalf of Dow Inc. (f/k/a Dow Holdings Inc., “Dow” or the “Company”), please find below a response to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter, dated March 7, 2019, with regard to the amendment to the Registration Statement on Form 10-12B (File No. 001-38646) filed by the Company with the SEC on February 12, 2019 (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, “Amendment No. 3”). In addition, the Company is filing concurrently with this letter a fourth amendment (“Amendment No. 4”), which includes revisions made to Amendment No. 3 in response to the Staff’s comment.

For the convenience of the Staff’s review, the Company has included below the comment contained in the Staff’s letter. All references to page numbers correspond to the page numbers in the information statement included as Exhibit 99.1 to Amendment No. 4. Terms used and not defined herein have the meanings given to such terms in Amendment No. 4.

March 8, 2019

Amendment to Form 10-12B filed February 12, 2019

General

1.

We note that the forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised the disclosure on pages 45 and 187 of Amendment No. 4. In addition, the Company is filing as Exhibit 3.2 to Amendment No. 4 a revised form of the Company’s amended and restated bylaws, as will be in effect at the time of the distribution, to clarify the Company’s exclusive forum provision.

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March 8, 2019

If you have any questions or would like to discuss the response, please do not hesitate to call me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli

Sachin Kohli

cc:	Dale Welcome

Staff Accountant

SEC

Anne McConnell

Staff Accountant

SEC

Sergio Chinos

Staff Attorney

SEC

Amy Wilson

Secretary

Dow Inc.

Michael J. Aiello

Weil, Gotshal & Manges LLP